FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF

                       THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of July 2001

                             STMicroelectronics N.V.

                 -----------------------------------------------
                 (Translation of registrant's name into English)

           Route de Pre-Bois, ICC Bloc A, 1215 Geneva 15, Switzerland

           ----------------------------------------------------------
                    (Address of principal executive offices)

         [Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F]

                           Form 20-F  X   Form 40-F
                                     ---           ---

         [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934]

                                 Yes       No  X
                                     ---      ---

         [If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-______]

Enclosures:

         A press release dated July 12, 2001 announcing STMicroelectronics' Second Quarter and First Half 2001 results.

                            [STMicroelectronics Logo]

                                 PRESS RELEASE
                              COMMUNIQUE DE PRESSE
                               COMMUNICATO STAMPA
                               PRESSEINFORMATION


                                                                          C1048H


            STMicroelectronics Reports Second Quarter/First Half 2001
                                     Results


o   Second Quarter Revenues Approach $1.59 Billion

o Excluding Special Charges, Gross Margin was 38% and Earnings per Diluted Share Equaled $0.17

o Second Quarter 2001 Excess Inventory, Impairment and Restructuring Charges Total $319 Million, After Tax

o First Half 2001 Revenues and Pro Forma Net Income Equal $3,508.3 Million and $495.3 Million, Respectively



Geneva, July 12, 2001 - STMicroelectronics (NYSE: STM) reported results for the second quarter and first half ended June 30, 2001.

Net revenues for the second quarter were $1,587.2 million, in line with the Company's guidance range of $1.55 billion to $1.6 billion contained in its news release dated June 14, 2001. In last year's second quarter the Company reported net revenues of $1,877.3 million.

The Company experienced a significant amount of end-of-period order push-outs and cancellations, reflecting accelerated weakness in certain of its end markets, particularly telecom and computer peripherals. As a result, the Company has incurred a second quarter excess inventory pre-tax charge of $70.7 million. Excluding the effect of this special charge, gross margin for the second quarter of 2001 was 38.0%, as previously anticipated. Including the effect of the charge, gross margin for the period was 33.6%.

At the end of the second quarter, ST took further actions to better align existing resources with changing market conditions. Consequently, the Company recorded a second quarter impairment and restructuring pre-tax charge of $311.3 million, primarily comprised of asset impairment charges relating to certain of its 6" wafer fabs and to goodwill. This includes the previously-announced charge relating to the closure of its Ottawa manufacturing facilities, which amounted to $40.3 million.

Pro Forma Second Quarter Results Excluding Restructuring and Excess Inventory Charges

Second quarter net revenues of $1,587.2 million declined 15.5% and 17.4% from last year's second quarter and the first quarter of 2001, respectively. Revenues from differentiated products equaled $1,024.0 million and represented 64.5% of net revenues.

ST maintained its product portfolio, application and geographic balance in the second quarter. With differentiated products accounting for 64.5% of net revenues, the remaining contributors were Logic & Memories, which represented 19.1% of second quarter 2001 revenues; Discretes, which accounted for 10.9%; and Standard & Commodities equaling 5.4%. In terms of applications, telecom represented 32.7% of second quarter 2001 net revenues; computer accounted for 20.9%; consumer was 19.3%; automotive was 11.4%; and industrial, which includes Smart Cards, represented 15.8%. In the 2001 second quarter, the applications showing the best relative performance on a comparative year-over-year basis were: automotive, up 2.5%; industrial, up 5.2%; and telecom, which declined by a modest 3.2%. As anticipated, consumer revenues were significantly below second quarter 2000 levels, declining 40.4% and computer was down by 20.0%.

Automotive was also the best relative performing application on a sequential basis, posting a 4.7% decrease over first quarter 2001 levels. Conversely, computer, telecom and industrial reported sequential declines of 21.0%, 20.0% and 13.8%, respectively. The 18.0% sequential decline in the consumer sector primarily reflected lower sales of non-volatile memories and standard products to this market. Revenues from the digital consumer market, however, were basically flat on a sequential basis.

Geographically, Europe accounted for 35.9% of second quarter 2001 revenues; Asia/Pacific for 33.4%; North America was 18.3%; Japan was 7.0%; and Emerging Markets equaled 5.4%. The greatest year-over-year declines took place in North America, down 35.3% and Asia/Pacific, down 14.8%. The greatest sequential decline was in Europe, down 23.2%. Asia/Pacific, North America and Emerging Markets declined 15.5%, 15.2% and 14.9%, respectively, from first quarter 2001 levels, while Japan grew 3.2% in the same period.

Pasquale Pistorio, President and Chief Executive Officer commented, "Second quarter revenue performance reflected the very difficult business conditions that have negatively affected several of our end markets. Within this industry downturn, however, and based upon currently available data, we believe that ST has continued to perform relatively better than the market and to gain market share."

Gross profit for the second quarter was $603.3 million compared to $875.7 million in the similar year-ago period. Gross margin of 38.0% was achieved despite the steep decline in order shipments and production slowdown in the last part of the quarter. In the 2000 second quarter the Company reported a gross margin of 46.6%.

Mr. Pistorio said, "As we noted at the time of our June 14, 2001 guidance, the underutilization of several of our 6" wafer fabs, and abrupt pricing changes affecting certain of our product families, took a toll on second quarter gross margin."

Selling, general and administrative expenses were $180.2 million for the 2001 second quarter, including an additional bad debt provision of approximately $14 million. Selling, general and administrative expenses were nearly flat on an absolute basis, but increased as a percentage of revenues compared to the year ago quarter.

Research and development expenses totaled $255.7 million, or 16.1% of net revenues. This compares with $245.1 million, or 13.1% in the comparable year ago period.

Other income of $22.7 million included a $12.5 million investment gain.

Pro forma operating income was $190.1 million, or 12% of net revenues compared to $415.8 million, or 22.1% of net revenues in the similar year-ago period. Pro forma net income for the 2001 second quarter was $154.5 million. Pro forma fully diluted earnings per share were $0.17 compared to $0.37 reported in the second quarter of 2000.

Pro Forma First Half 2001 Results

Net revenues for the first half were $3,508.3 million, a decrease of 2.0% from the first half 2000. Gross profit was $1,459.1 million, or 41.6% of revenues. Operating profit was $602.5 million, or 17.2% of revenues. Pro forma net income was $495.3 million, or $0.54 per diluted share.

Research and development expenditures Here $527.8 million, compared to $480.2 million in the 2000 first half. As a percentage of sales, R&D expenses rose from 13.4% to 15.0%. Selling, general and administrative expenses were $356.9 million, or 10.2% of net revenues.

Second Quarter and First Half 2001 Results on an As-Reported Basis

Net revenues for the second quarter of 2001 were $1,587.2 million. Gross profit was $532.6 million, or 33.6% of net revenues. The operating loss for the period was $191.9 million. The net loss for the quarter was $164.5 million, or $0.18 per diluted share.

Net revenues for the first half of 2001 totaled $3,508.3 million. Gross profit for the first half was $1,388.4 million, or 39.6% of revenues. Operating income was $220.4 million, or 6.3% of net revenues. Net income was $176.3 million, or $0.20 per diluted share.


Balance Sheet Highlights

At June 30, 2001, cash, cash equivalents and marketable securities totaled $2,194.9 million; long-term debt was $2,573.8 million (89% of which consists of convertible debt). Shareholders' equity was $6,156.9 million. Capital expenditures were $497.5 million in the second quarter and $1,227.1 million in the first half of 2001. This compares with capital expenditures of $808.5 million and $1,430.6 million in last year's second quarter and first half, respectively.

Summary & Outlook

Commenting on second quarter results, Mr. Pistorio noted, "The difficult market environment that persisted during the period was characterized by abrupt changes in end-market demand that translated into significantly impaired order visibility with shipment postponements and cancellations. In response to the deteriorating industry conditions, ST took actions designed to further enhance the Company's competitive position, both over the short/intermediate term, as well as the longer term and that are in keeping with the Company's strategic direction."

ST has implemented a hiring freeze and has taken corporate-wide measures to reduce SG&A expenditures. In fact, headcount has been reduced by about 1,500 people since the beginning of the year as a result of attrition. Additionally, the Company has initiated short-term, temporary shutdowns at certain of its 6" wafer fabs.

Looking ahead, Mr. Pistorio continued, "Industry analysts are currently estimating a decrease in semiconductor revenues for the markets we serve of between 10% and 15% for the first half of 2001 compared to the first half of 2000. ST's year-over-year first half 2001 revenue decline of 2% illustrates our continued ability to outpace the market by a meaningful margin."

"On the other hand, we recognize the unique characteristics of the current industry downturn and the unprecedented poor visibility of the near term demand that is part of this cycle. Therefore, it is difficult to provide guidance with respect to subsequent quarters.

"Based upon today's available information, we believe that the industry will bottom-out in the third quarter of 2001, and we expect that ST's revenues for that period will decline sequentially by approximately 10% to 15% from 2001 second quarter levels. Gross margin for the third quarter of 2001 is likely to be in the range of 32% to 36%, reflecting continued price pressure and lower plant utilization rates," Mr. Pistorio said.

Mr. Pistorio noted, "In the fourth quarter of 2001, we expect our revenues and gross margin to improve on a sequential basis. This projection assumes inventory workdowns in several of our key end markets, but continued pricing pressures affecting certain product families due to industry overcapacity. Additionally, we could see improved operating profitability resulting from cost reduction programs implemented earlier in the year."

"ST's management is continuing to assess and evaluate our resources, headcount, operating expenses and physical assets within the context of the projected timing of an industry recovery. With future market conditions difficult to project, ST's strategy is to take those actions necessary to ensure its competitive position, in terms of products, strategic and key customer relationships and worldwide manufacturing efficiency," Mr. Pistorio said.

"At the same time," Mr. Pistorio added, "the Company is moving forward with its System-on-Chip solutions which give significant leadership advantages to ST as the convergence of technologies and applications continues to evolve. The strength of our balance sheet provides ST with important flexibility. Additionally, the Company has the leading-edge manufacturing infrastructure in place to respond effectively to developing market requirements."

Products, Technology & Design Wins

During the quarter, ST sustained its high flow of innovative new products and also entered into a number of new agreements designed to reinforce its leadership in key areas such as broadband access and multimedia.

In the digital consumer arena, ST and Alenia Spazio signed an agreement to co-operate in the field of interactive broadband satellite networks for multimedia applications. ST has become a partner in Alenia's EuroSkyWay project, which aims to provide a new generation of satellites for Internet and interactive TV services.

New products introduced for the digital consumer field included a single-chip demodulator for digital terrestrial TV, and the world's most advanced HDTV (High-Definition TV) decoder chip featuring multiple stream MPEG video decoding.

In the communications field, ST introduced a number of significant products implementing VoIP (Voice over Internet Protocol), which are a result of ST's cooperation with Netergy Networks. For cable-based VoIP, ST began delivering a multi-channel VoIP processor designed to work in conjunction with ST's DOCSIS single-chip cable modem. The Company also launched a chipset for enterprise IP phones, small gateways and other emergent products using VoIP technology.

For the xDSL market, ST introduced an ADSL modem chipset aimed at both laptop and desktop computers that is the first on the market to employ a controller-less design with USB or PCI interface. The Company also unveiled a new ADSL central office chipset that integrates eight ADSL channels. ST also demonstrated a working prototype of its Zipper-DMT VDSL modem technology that will combine the very high bandwidth of VDSL with ADSL spectrum compatibility.

Other major announcements in the communications field included a new silicon-germanium BiCMOS process tailored for cost-sensitive wireless applications. The new process provides all the performance advantages of silicon-germanium at a cost that is marginally higher than that of a standard BiCMOS process. The Company was also awarded an important design win by a major customer for a US-TDMA RF transmitter in BiCMOS6M (0.35-micron) technology and a stereo audio front-end. ST signed an agreement with specialist IP developer IDEX to jointly develop an innovative biometric module combining fingerprint recognition and on-screen navigation features for mobile Internet applications. ST also formed an agreement with Onix Microsystems Inc. to co-develop and manufacture chipsets containing mirrors realized on ST's micro-electro-mechanical systems (MEMS) technology for use in Onix's all-optical switching solutions.

In the computer peripherals field, notable announcements included a new generation of display engine ICs aimed at the rapidly growing markets based on flat panel displays. ST also began sampling a new CMOS read/write channel chip for hard disk drives that reduces power consumption increases overall data transfer speeds and allows drive manufacturers to cut manufacturing costs. In the printer field, ST started volume production of a digital printer engine in 0.18-micron technology, producing some three million units in the quarter.

In the field of PC graphics, several manufacturers announced PC add-in boards based on ST's KYRO II(TM) 3D graphics accelerator, which is based on Imagination Technologies PowerVR(TM) technology. Additionally, ST and Imagination also announced an extension of their partnership to develop next-generation PC graphics technology.

In the automotive sector, ST began to sample a high-power system-on-chip device designed for 'mechatronic' applications where the electronics section is physically integrated with mechanical elements. The first design win for this device is for a turbocharger application to be mounted on cars manufactured by DaimlerChrysler. ST also won a large volume order for a navigation system for aftermarket and OEM applications and received the first production orders for the XM Satellite Radio receiver ICs.

In the industrial field ST, began volume shipments in Japan of smartcard microcontrollers for the first EMV (Europay, Mastercard, Visa) credit cards.

During the quarter, ST continued the rollout of its innovative application-specific Flash products. Samples of a 64Mbit device built in 0.15-micron technology and optimized for cellular phones were delivered to a leading mobile phone manufacturer, while leading automotive manufacturers received first samples of a 16Mbit device dedicated to engine control applications and new 8Mbit devices for Firmware Hub PC BIOS were sampled to all major PC players.

Also during the quarter, in the rapidly growing area of e-Business via the Internet, ST further strengthened its infrastructure by fully automating its RosettaNet-compliant Dynamic Replenishment Process and completing the set up of a personalized portal that provides ST's customers with enhanced supply-chain visibility.


Some of the above statements, that are not historical facts or include such words as the Company "believes", "anticipates", "expects" or words of similar impact, are statements of future expectations and other forward looking statements (within the meaning of Section 27A of the Securities Act of 1933, as amended) that are based on management's current views and assumptions and that involve known and unknown risks and uncertainties that could cause actual results or performances to differ materially from those in such statements. In particular the following important factors could cause actual results to differ materially from the expectations of the Company or its management

    (i) Industry conditions, such as the strength of product demand, the intensity of competition, pricing pressures;

    (ii) operating factors, such as the continued success of manufacturing activities and the achievement of efficiencies therein, continued success of product development or inventory risks due to shifts in market demand;

    (iii) order reschedulings or cancellations from our customers, as well as changes in customer's order, patterns and requirements, and

    (iv) the general business and economic conditions, in the various markets, business segments and countries in which we and our customers operate.

Unfavorable changes in any of the above or other factors listed under "Risk Factors" from time to time in the Company's SEC reports including the Form 20F for the year ended December 31, 2000 which was filed with the SEC on May 15, 2001 and in particular the factors listed on page 3 of such Form 20F could materially affect the Company.

The forward-looking statements included in this release are made only as of the date of this release and the company undertakes no obligation to update the forward-looking statements to reflect subsequent events or circumstances.

Conference Call Information:

The management of STMicroelectronics will conduct a conference call at 4 p.m. CET/10 a.m. ET to discuss operating performance for the second quarter ended June 30, 2001.

The conference call will be available via the Internet by accessing the following Web address: www.vcall.com

Please go to the website at least fifteen minutes prior to the call to register, download and install any necessary audio software. The webcast will be available until July 20, 2001.

About STMicroelectronics
STMicroelectronics is the world's third largest independent semiconductor company. The Company shares are traded on the New York Stock Exchange, on Euronext Paris and on Borsa Italiana, Milan. The Company designs, develops, manufactures and markets a broad range of semiconductor integrated circuits
(ICs) and discrete devices used in a wide variety of microelectronic applications, including telecommunications systems, computer systems, consumer products, automotive products and industrial automation and control systems. In 2000, the Company's net revenues were $7,813.2 million and net earnings were $1,452.1 million. Further information on ST can be found at www.st.com.

For further information please contact:

STMicroelectronics

Maria Grazia Prestini                Benoit de Leusse
Corporate Press Relations Manager    Investor Relations Manager Europe
Tel. +39.039.603.59.01               Tel. +33.4.50.40.24.30
Tel. +33.4.50.40.25.32               Fax  +33.4.50.40.25.80
mariagrazia.prestini@st.com          benoit.de-leusse@st.com


Morgen-Walke Europe
-------------------
Lorie Lichtlen                       Jean-Benoit Roquette/Nicole Curtin
Media Relations                      Investor Relations
Tel. +33.1.47.03.68.10               Tel. +33.1.47.03.68.10
llichtlen@mweurope.com               jbroquette@mweurope.com/ncurtin@weurope.com

STMicroelectronics N.V.
Consolidated Statement of Income
(in millions of U.S. dollars, except per share data ($))

                                                             Three Months Ended                   Six Months Ended
                                                  -------------------------------------------------------------------------
                                                         June 30            Jul. 1            June 30          Jul. 1
                                                          2001               2000              2001             2000
                                                          ----               ----              ----             ----

Net sales                                                1 575.1            1 868.5           3 481.1          3 562.2
Other revenues                                              12.1                8.8              27.2             17.3
                                                  -------------------------------------------------------------------------
  NET REVENUES                                           1 587.2            1 877.3           3 508.3          3 579.5
Cost of sales                                           (1 054.6)          (1 001.6)         (2 119.9)        (1 986.7)
                                                  -------------------------------------------------------------------------
  GROSS PROFIT                                             532.6              875.7           1 388.4          1 592.8
Selling, general and administrative                       (180.2)            (177.1)           (356.9)          (336.6)
Research and development                                  (255.7)            (245.1)           (527.8)          (480.2)
Other income and expenses                                   22.7              (37.7)             28.0            (68.2)
Impairment and restructuring charges                      (311.3)               0.0            (311.3)             0.0
                                                  -------------------------------------------------------------------------
  Total Operating Expenses                                (724.5)            (459.9)         (1 168.0)          (885.0)
                                                  -------------------------------------------------------------------------
  OPERATING INCOME (LOSS)                                 (191.9)             415.8             220.4            707.8
Net interest income                                          0.5               14.0               3.5             30.4
  INCOME (LOSS) BEFORE INCOME
  TAXES AND MINORITY INTERESTS                            (191.4)             429.8             223.9            738.2
Income tax expense                                          28.6              (92.7)            (45.6)          (162.1)
                                                  -------------------------------------------------------------------------
  INCOME (LOSS) BEFORE MINORITY INTERESTS                 (162.8)             337.1             178.3            576.1
Minority interests                                          (1.7)              (0.6)             (2.0)            (1.2)
                                                  -------------------------------------------------------------------------
  NET INCOME (LOSS)                                       (164.5)             336.5             176.3            574.9
                                                  =========================================================================


  EARNINGS (LOSS) PER SHARE (BASIC)*                        -0.18               0.38              0.20             0.65

  EARNINGS (LOSS) PER SHARE (DILUTED)*                      -0.18               0.37              0.20             0.63

  NUMBER OF WEIGHTED AVERAGE
  SHARES USED IN CALCULATING
  DILUTED EARNINGS PER SHARE*                              894.5              934.5             907.8            934.0


* All share information has been adjusted to reflect the 3-for-1 stock split effected in May 2000.

STMicroelectronics N.V.
PRO FORMA CONSOLIDATED STATEMENT OF INCOME
(See Pro Forma adjustments listed in the table below)
(in millions of U.S. dollars, except per share data ($))

                                                               (Unaudited)                         (Unaudited)
                                                    ---------------------------------    --------------------------------
                                                        Jun. 30            Jul. 1            Jun. 30          Jul. 1
                                                          2001              2000               2001            2000
                                                          ----              ----               ----            ----

  NET REVENUES                                          1 587.2             1 877.3           3 508.3          3 579.5
Cost of sales                                            (983.9)           (1 001.6)         (2 049.2)        (1 986.7)
                                                    ---------------------------------    --------------------------------
  GROSS PROFIT                                            603.3               875.7           1 459.1          1 592.8
Selling, general and administrative                      (180.2)             (177.1)           (356.9)          (336.6)
Research and development                                 (255.7)             (245.1)           (527.8)          (480.2)
Other income and expenses                                  22.7               (37.7)             28.1            (68.2)
Impairment and restructuring charges                        0.0                 0.0               0.0              0.0
                                                    ---------------------------------    --------------------------------
  Total Operating Expenses                               (413.2)             (459.9)           (856.6)          (885.0)
                                                    ---------------------------------    --------------------------------
  OPERATING INCOME                                        190.1               415.8             602.5            707.8
Net interest income                                         0.4                14.0               3.5             30.4
  INCOME BEFORE INCOME
  TAXES AND MINORITY INTERESTS                            190.5               429.8             606.0            738.2
Income tax expense                                        (34.4)              (92.7)           (108.7)          (162.1)
                                                    ---------------------------------    --------------------------------
  INCOME BEFORE MINORITY INTERESTS                        156.1               337.1             497.3            576.1
Minority interests                                         (1.6)               (0.6)             (2.0)            (1.2)
                                                    ---------------------------------    --------------------------------
  NET INCOME                                              154.5               336.5             495.3            574.9
                                                    =================================    ================================

  EARNINGS PER SHARE (BASIC)*                               0.17                0.38              0.56             0.65
  EARNINGS PER SHARE (DILUTED)*                             0.17                0.37              0.54             0.63

  NUMBER OF WEIGHTED AVERAGE
  SHARES USED IN CALCULATING
  DILUTED EARNINGS PER SHARE*                             907.8               934.5             931.9            934.0

* All share information has been adjusted to reflect the 3-for-1 stock split effected in May 2000.

The pro forma amounts have been adjusted to eliminate the following

                                                  (Unaudited)                  (Unaudited)
                                              Three Months Ended            Six Months Ended
                                            ----------------------        --------------------
                                              Jun. 30     Jul. 1            Jun. 30   Jul. 1
                                               2001        2000               2001     2000

Excess inventory charge                        70.7          --               70.7       --

Impairment and restructuring charges          311.3          --              311.3       --

Income tax effect                             (63.0)         --              (63.0)      --
                                            ----------------------        --------------------
TOTAL                                         319.0          --              319.0       --
                                            ----------------------        --------------------

STMicroelectronics N.V.
CONSOLIDATED BALANCE SHEET

As at                                                     June 30,           December 31,
In millions of U.S. dollars                                   2001                   2000
                                                    -------------------------------------
                                                        (Unaudited)            (Audited)
-----------------------------------------------------------------------------------------

ASSETS
Current assets:
Cash and cash equivalents                                 1 402.8             2 295.7
Marketable securities                                       792.1                35.2
Trade accounts and notes receivable                       1 106.3             1 496.4
Inventories                                                 905.5               876.5
Other receivables and assets                                569.9               554.0
                                                    -------------------------------------
Total current assets                                      4 776.6             5 257.8
Intangible assets, net                                      224.4               286.1
Property, plant and equipment, net                        6 125.7             6 201.1
Investments and other non-current assets                    146.3               135.5
                                                    -------------------------------------
                                                          6 496.4             6 622.7
Total assets                                             11 273.0            11 880.5
                                                    -------------------------------------

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Bank overdrafts                                              38.1                35.6
Current portion of long-term debt                           113.3               106.0
Trade accounts and notes payable                          1 184.8             1 745.6
Other payables and accrued liabilities                      513.5               509.2
Accrued and deferred income tax                             361.5               299.6
                                                    -------------------------------------
Total current liabilities                                 2 211.2             2 696.0
Long-term debt                                            2 573.8             2 700.5
Reserves for pension and termination indemnities            110.1               110.2
Other non-current liabilities                               185.9               216.2
                                                    -------------------------------------
                                                          2 869.8             3 026.9
Total liabilities                                         5 081.0             5 722.9
Minority interests                                           35.0                33.0
Capital Stock                                             1 141.4             1 133.7
Capital surplus                                           1 817.5             1 689.8
Accumulated result                                        4 117.9             3 977.3
Accumulated other comprehensive income                     (919.8)             (676.2)
                                                    -------------------------------------
Shareholders' equity                                      6 157.0             6 124.6
                                                    -------------------------------------
Total liabilities and shareholders' equity               11 273.0            11 880.5
                                                    -------------------------------------

                                      ###

STMicroelectronics N.V.
Selected Consolidated Financial Data
(In millions of U.S. dollars)

                                               (Unaudited)           (Audited)
Consolidated Balance Sheet Data                   June 30,            Dec. 31,
(End of period)                                       2001                2000
                                                      ----                ----

Cash, cash equivalents and
    marketable securities                         2 194.9             2 330.9

Working capital                                     521.9               372.5

Total assets                                     11 273.0            11 880.5

Short-term debt (including current
    portion of long-term debt)                      151.4               141.6

Long-term debt (excluding
    current portion)                              2 573.8             2 700.5

Shareholders' equity                              6 157.0             6 124.6


                                               (Unaudited)         (Unaudited)
Consolidated Operating Data                       June 30,             Jul. 1,
(Six months ended)                                    2001                2000
                                                      ----                ----

Payment for purchases of tangible assets          1 227.1             1 430.6

Net cash from operating activities                1 249.5               875.6

Net operating cash flow                             (86.5)             (613.4)

Depreciation and amortization                       650.3               495.0

                                    SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, STMicroelectronics N.V. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 12, 2001                         STMicroelectronics N.V.

                                           By:    /s/ Pasquale Pistorio
                                              ----------------------------------
                                              Name:   Pasquale Pistorio
                                              Title:  President and Chief
                                                      Executive Officer